Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
ProLogis:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-31421) of ProLogis of our report dated May 14, 2004 relating to the statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedules as of and for the year ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the ProLogis 401(k) Savings Plan and Trust.

KPMG LLP

Denver, Colorado
June 25, 2004